

Wesley Chapel Medical Building II
Wesley Chapel, FL

Earnings Release
and Supplemental Report

Second Quarter 2025

Healthpeak® | DOC LISTED NYSE



The Boardwalk
San Diego, CA

TABLE OF
Contents

Healthpeak Properties Reports Second Quarter 2025 Results

DENVER, July 24, 2025 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended June 30, 2025.

SECOND QUARTER 2025 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.05 per share, Nareit FFO of $0.43 per share, FFO as Adjusted of $0.46 per share, AFFO of $0.44 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 3.5%

– On July 7, 2025, declared a monthly common stock cash dividend of $0.10167 per share for each of July, August, and September, of 2025 representing cash dividends totaling $0.305 per share for the third quarter, and an annualized dividend amount of $1.22 per share

– Second quarter new and renewal lease executions totaled 1.5 million square feet:
  • Outpatient medical new and renewal lease executions totaled 1 million square feet, with 85% retention and +6% cash releasing spreads on renewals
    ◦ Subsequent to the second quarter and through July 24, 2025, executed 419,000 square feet of Outpatient medical leases with signed letters of intent on an additional 682,000 square feet
  • Lab new and renewal lease executions totaled 503,000 square feet, with 87% retention and +6% cash releasing spreads on renewals
    ◦ Subsequent to the second quarter and through July 24, 2025, executed 55,000 square feet of Lab leases with signed letters of intent on an additional 253,000 square feet

– During the second quarter, entered into two new development agreements with a combined projected cost of $148 million to support Northside Hospital's continued outpatient expansion in the Atlanta market

– Sold one outpatient medical land parcel in June 2025 and two outpatient medical buildings in July 2025 for combined proceeds of approximately $35 million

– Balance Sheet
  • Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended June 30, 2025
  • As of July 24, 2025, Healthpeak had approximately $2.3 billion in available liquidity through a combination of unrestricted cash and availability under its revolving credit facility

– Launched a redesigned corporate website at www.healthpeak.com to elevate visibility into Healthpeak's competitive advantage and core values

– Earned 2025 BOMA Mid Atlantic region TOBY Awards for 833 Chestnut Street (medical category) and Cambridge Discovery Park (life science category); TOBY (The Outstanding Building of the Year) Awards are among the most prestigious recognitions in commercial real estate, honoring commercial building management and operations excellence

– Recent corporate impact and sustainability achievements include:
  • Published a standalone 2024 Environmental Data Report, marking our 14th consecutive year of environmental performance transparency and reporting
  • Awarded the Green Lease Leader Platinum designation by the Institute for Market Transformation and the Department of Energy Better Buildings Alliance
  • Earned LEED Gold certifications for sustainable building design and construction at Callan Ridge in Torrey Pines, California, and 460 Forbes on the Vantage campus in South San Francisco, California, bringing Healthpeak's total LEED-certified square footage to 6.7 million as of June 30, 2025
  • Named a constituent of the FTSE4Good Index Series for the 14th consecutive year

  To learn more about Healthpeak's commitment to responsible business and view our most recent Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

SECOND QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended June 30, 2025		Three Months Ended June 30, 2024	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 31,558	$ 0.05	$ 145,904	$ 0.21
Nareit FFO, diluted	308,167	0.43	318,610	0.44
FFO as Adjusted, diluted	325,785	0.46	320,220	0.45
AFFO, diluted	314,768	0.44	289,064	0.40

YEAR TO DATE COMPARISON

(in thousands, except per share amounts)	Six Months Ended June 30, 2025		Six Months Ended June 30, 2024	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 73,922	$ 0.11	$ 152,345	$ 0.23
Nareit FFO, diluted	631,447	0.89	479,906	0.72
FFO as Adjusted, diluted	655,498	0.92	597,879	0.90
AFFO, diluted	621,185	0.87	544,101	0.82

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "June 30, 2025 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date total Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Outpatient Medical	3.9%	55.2%	4.5%	54.9%
Lab	1.5%	34.4%	5.4%	34.5%
CCRC	8.6%	10.4%	12.2%	10.6%
Total Merger-Combined SS Cash (Adjusted) NOI	3.5%	100.0%	5.6%	100.0%

DIVIDEND

On July 7, 2025, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of July, August, and September, of 2025 representing cash dividends totaling $0.305 per share for the third quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date.

Record Date	Payment Date	Amount
July 18, 2025	July 31, 2025	$0.10167 per common share
August 18, 2025	August 29, 2025	$0.10167 per common share
September 19, 2025	September 30, 2025	$0.10167 per common share

NORTHSIDE OUTPATIENT MEDICAL DEVELOPMENTS

During the second quarter of 2025, Healthpeak entered into two new outpatient development agreements in high-growth submarkets of Atlanta totaling $148 million to support the expansion of our longstanding partner, Northside Hospital. Affiliates of Northside have pre-leased 78% of each building for a range of clinical services, reflecting the system's continued investment in outpatient capacity across two premier campuses. Physician tenants will have the ability to co-invest in the buildings. Upon stabilization, Healthpeak expects to achieve cash yields in the mid-7% range.

- **Northside Forsyth:** $82 million, 118,000 square foot Class A outpatient medical building and accompanying parking deck located on the campus of Northside Hospital Forsyth, a 389-bed acute care hospital located in Cumming, Georgia, a northeastern suburb of Atlanta.
- **Northside Cherokee:** $66 million, 148,000 square foot Class A outpatient medical building located on the campus of Northside Hospital Cherokee, a 332-bed acute care hospital in Canton, Georgia, a northern suburb of Atlanta.

SHARE REPURCHASE ACTIVITY

As previously disclosed, in April 2025, Healthpeak repurchased 3.9 million shares at a weighted average share price of $18.22, totaling $72 million.

As of July 24, 2025, approximately $406 million remained available for share repurchases under the program.

BALANCE SHEET

In June 2025, Healthpeak repaid $452 million 4.0% senior notes at maturity.

As of July 24, 2025, Healthpeak had approximately $2.3 billion in available liquidity through a combination of unrestricted cash and its revolving credit facility.

2025 GUIDANCE

We are reaffirming the following guidance ranges for full year 2025:
- Diluted FFO as Adjusted per share of $1.81 – $1.87
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 3.0% – 4.0%

We are updating the following guidance ranges for full year 2025:
- Diluted earnings per common share from $0.30 – $0.36 to $0.25 – $0.31
- Diluted Nareit FFO per share from $1.81 – $1.87 to $1.78 – $1.84

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2025. For additional details and assumptions, please see page 12 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, July 25, 2025, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:
- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/759842811. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871

An archive of the webcast will be available on Healthpeak's website through July 24, 2026, and a telephonic replay can be accessed through August 1, 2025, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2025 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends that may increase construction, labor and other operating costs; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; changes in federal, state, or local laws or regulations that may limit our opportunities to participate in the ownership of, or investment in, healthcare real estate; our ability to successfully integrate our operations with Physicians Realty Trust and realize the anticipated synergies of our merger with Physicians Realty Trust and benefits of property management internalization; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

	June 30, 2025	December 31, 2024
Assets		
Real estate:		
Buildings and improvements	$ 16,211,931	$ 16,115,283
Development costs and construction in progress	1,027,119	880,393
Land and improvements	2,930,060	2,918,758
Accumulated depreciation and amortization	(4,349,056)	(4,083,030)
Net real estate	15,820,054	15,831,404
Loans receivable, net of reserves of $11,331 and $10,499	716,529	717,190
Investments in and advances to unconsolidated joint ventures	963,379	936,814
Accounts receivable, net of allowance of $1,932 and $2,243	68,741	76,810
Cash and cash equivalents	89,436	119,818
Restricted cash	73,843	64,487
Intangible assets, net	677,101	817,254
Assets held for sale, net	45,717	7,840
Right-of-use asset, net	426,631	424,173
Other assets, net	928,836	942,465
Total assets	**$ 19,810,267**	**$ 19,938,255**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 775,000	$ 150,000
Term loans	1,646,605	1,646,043
Senior unsecured notes	6,268,532	6,563,256
Mortgage debt	351,116	356,750
Intangible liabilities, net	166,352	191,884
Liabilities related to assets held for sale, net	1,209	—
Lease liability	310,099	307,220
Accounts payable, accrued liabilities, and other liabilities	738,613	725,342
Deferred revenue	965,800	940,136
Total liabilities	**$ 11,223,326**	**$ 10,880,631**
Commitments and contingencies		
Redeemable noncontrolling interests	20,104	2,610
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 694,916,081 and 699,485,139 shares issued and outstanding	694,916	699,485
Additional paid-in capital	12,763,723	12,847,252
Cumulative dividends in excess of earnings	(5,525,520)	(5,174,279)
Accumulated other comprehensive income (loss)	(5,019)	28,818
Total stockholders' equity	7,928,100	8,401,276
Joint venture partners	298,597	315,821
Non-managing member unitholders	340,140	337,917
Total noncontrolling interests	638,737	653,738
Total equity	**$ 8,566,837**	**$ 9,055,014**
Total liabilities and equity	**$ 19,810,267**	**$ 19,938,255**

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
Revenues:				
Rental and related revenues	$ 529,687	$ 546,781	$ 1,067,828	$ 1,008,814
Resident fees and services	148,855	140,891	297,782	279,667
Interest income and other	15,806	7,832	31,627	13,583
Total revenues	694,348	695,504	1,397,237	1,302,064
Costs and expenses:				
Interest expense	75,063	74,910	147,756	135,817
Depreciation and amortization	265,916	283,498	534,462	502,717
Operating	276,181	273,827	549,324	517,556
General and administrative	20,764	26,718	46,882	50,017
Transaction and merger-related costs	10,215	7,759	15,749	114,979
Impairments and loan loss reserves (recoveries), net	3,499	(553)	(63)	10,905
Total costs and expenses	651,638	666,159	1,294,110	1,331,991
Other income (expense):				
Gain (loss) on sales of real estate, net	1,636	122,044	1,636	125,299
Other income (expense), net	(4,692)	4,004	(10,818)	82,520
Total other income (expense), net	(3,056)	126,048	(9,182)	207,819
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	39,654	155,393	93,945	177,892
Income tax benefit (expense)	(2,382)	(2,728)	(4,462)	(16,426)
Equity income (loss) from unconsolidated joint ventures	1,747	51	(400)	2,427
Net income (loss)	**39,019**	**152,716**	**89,083**	**163,893**
Noncontrolling interests' share in earnings	(7,346)	(6,669)	(14,582)	(11,170)
Net income (loss) attributable to Healthpeak Properties, Inc.	**31,673**	**146,047**	**74,501**	**152,723**
Participating securities' share in earnings	(115)	(214)	(579)	(414)
Net income (loss) applicable to common shares	$ **31,558**	$ **145,833**	$ **73,922**	$ **152,309**
Earnings (loss) per common share:				
Basic	$ 0.05	$ 0.21	$ 0.11	$ 0.23
Diluted	$ 0.05	$ 0.21	$ 0.11	$ 0.23
Weighted average shares outstanding:				
Basic	695,188	702,382	697,117	651,642
Diluted	695,194	703,268	697,146	652,113

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
Net income (loss) applicable to common shares	$ 31,558	$ 145,833	$ 73,922	$ 152,309
Real estate related depreciation and amortization	265,916	283,498	534,462	502,717
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,530	11,621	24,730	20,393
Noncontrolling interests' share of real estate related depreciation and amortization	(4,426)	(4,732)	(8,879)	(9,174)
Loss (gain) on sales of depreciable real estate, net	(1,636)	(122,044)	(1,636)	(125,299)
Loss (gain) upon change of control, net[1]	—	(198)	—	(77,978)
Taxes associated with real estate dispositions[2]	(335)	49	(335)	11,657
Nareit FFO applicable to common shares	303,607	314,027	622,264	474,625
Distributions on dilutive convertible units and other	4,560	4,583	9,183	5,281
Diluted Nareit FFO applicable to common shares	$ 308,167	$ 318,610	$ 631,447	$ 479,906
Diluted Nareit FFO per common share	$ 0.43	$ 0.44	$ 0.89	$ 0.72
Weighted average shares outstanding - Diluted Nareit FFO	709,839	717,797	711,828	661,999
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 10,215	$ 3,369	$ 15,749	$ 106,198
Other impairments (recoveries) and other losses (gains), net[4]	3,499	(553)	179	11,300
Casualty-related charges (recoveries), net[5]	3,919	(1,204)	8,145	(1,204)
Total adjustments	17,633	1,612	24,073	116,294
FFO as Adjusted applicable to common shares	321,240	315,639	646,337	590,919
Distributions on dilutive convertible units and other	4,545	4,581	9,161	6,960
Diluted FFO as Adjusted applicable to common shares	$ 325,785	$ 320,220	$ 655,498	$ 597,879
Diluted FFO as Adjusted per common share	$ 0.46	$ 0.45	$ 0.92	$ 0.90
Weighted average shares outstanding - Diluted FFO as Adjusted	709,839	717,797	711,828	664,325

(1) The six months ended June 30, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The six months ended June 30, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three and six months ended June 30, 2025 and 2024 includes costs related to the merger, which are primarily comprised of advisory, legal, accounting, tax, information technology, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. The three and six months ended June 30, 2025 also includes $6 million of costs incurred related to investments we are no longer pursuing. For the three and six months ended June 30, 2024, these costs were partially offset by termination fee income of $4 million and $9 million, respectively, associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. This termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(4) The three and six months ended June 30, 2025 and 2024 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	**2024**	**2025**	**2024**
FFO as Adjusted applicable to common shares	$ 321,240	$ 315,639	$ 646,337	$ 590,919
Stock-based compensation amortization expense	1,738	4,814	6,365	8,180
Amortization of deferred financing costs and debt discounts (premiums)	7,875	7,317	15,727	11,840
Straight-line rents	(5,401)	(10,453)	(16,554)	(22,545)
AFFO capital expenditures	(25,729)	(35,718)	(48,864)	(53,235)
CCRC entrance fees[1]	19,042	12,117	23,739	19,502
Deferred income taxes	2,597	1,021	5,168	1,745
Amortization of above (below) market lease intangibles, net	(10,085)	(8,086)	(20,296)	(15,437)
Other AFFO adjustments	(1,069)	(2,169)	381	(3,667)
AFFO applicable to common shares	310,208	284,482	612,003	537,302
Distributions on dilutive convertible units and other	4,560	4,582	9,182	6,799
Diluted AFFO applicable to common shares[1]	$ 314,768	$ 289,064	$ 621,185	$ 544,101
Diluted AFFO per common share[1]	$ 0.44	$ 0.40	$ 0.87	$ 0.82
Weighted average shares outstanding - Diluted AFFO	709,839	717,797	711,828	663,975

(1) During the first quarter of 2025, we changed our definition of AFFO to adjust for the non-refundable entrance fees collected in excess of the related amortization as we believe the cash collection of these fees is a more meaningful representation of the performance of CCRCs in the determination of AFFO. Utilizing the prior definition for the three months ended June 30, 2025 and 2024, diluted AFFO applicable to common shares was $295.7 million and $276.9 million, respectively, and diluted AFFO per common share was $0.42 and $0.39, respectively. Utilizing the prior definition for the six months ended June 30, 2025 and 2024, diluted AFFO applicable to common shares was $597.4 million and $524.6 million, respectively, and diluted AFFO per common share was $0.84 and $0.79, respectively.

2025 Guidance Information[1]

Bolded items represent updates from previous Guidance ranges and assumptions

Projected full year 2025, dollars in millions, except per share amounts

	FY 2025 Guidance July 24, 2025	FY 2025 Guidance April 24, 2025
2025 Guidance Ranges and Supplemental Information		
Diluted earnings per common share	**$0.25 – $0.31**	$0.30 – $0.36
Diluted Nareit FFO per common share	**$1.78 – $1.84**	$1.81 – $1.87
Diluted FFO as adjusted per common share	$1.81 – $1.87	$1.81 – $1.87
Total Year-Over-Year Merger-Combined Same-Store Cash (Adjusted) NOI Growth[2]	3.00% – 4.00%	3.00% – 4.00%
Other Key Assumptions[3]		
General and administrative (excl. restructuring and severance-related charges)	$95	$95
Interest expense (net of capitalized interest)	$315	$315
Sources and Uses[3]		
LOC draw / debt issuance	$1,500	$1,500
Sales and loan repayments	$100	$100
Retained earnings	$300	$300
Total Sources	$1,900	$1,900
Bond maturities	$800	$800
Investments and share repurchases[4]	$500	$500
Development, redevelopment and revenue enhancing capex[5]	$600	$600
Total Uses	$1,900	$1,900

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.
(2) Merger-Combined Same-Store Guidance includes properties acquired through the merger with Physicians Realty Trust as though the properties that meet our same-store definition had been owned for all of 2024.
(3) Based on approximate midpoints.
(4) Includes $207 million of investments completed year-to-date, of which we expect to fund approximately $140 million in 2025, and $94 million of share repurchases at a weighted average share price of $18.50.
(5) Includes our share of unconsolidated JVs.

Portfolio Summary

As of and for the quarter ended June 30, 2025, dollars and square feet in thousands

	Property Count	Capacity[1]	Occupancy %[2][3]	Portfolio Investment	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Interest Income	Portfolio Income
Operating Portfolio								
Outpatient Medical	522	37,105 Sq. Ft.	91.8	$ 10,632,721	$ 305,174	$ (103,567)	$ —	$ 201,606
Lab	113	9,762 Sq. Ft.	95.5	8,010,792	204,361	(61,585)	—	142,776
CCRC[4]	15	7,065 Units	86.0	2,452,436	148,855	(112,292)	—	36,563
SWF Senior Housing JVs	19	3,354 Units	81.3	484,804	22,527	(16,544)	—	5,983
	669			$ **21,580,754**	$ **680,917**	$ **(293,989)**	$ **—**	$ **386,928**
Developments & Redevelopments[5]								
Outpatient Medical	7	686 Sq. Ft.	—	$ 156,380	$ —	$ —	$ —	$ —
Lab	26	1,700 Sq. Ft.	—	1,417,303	—	—	—	—
	33			$ **1,573,684**	$ **—**	$ **—**	$ **—**	$ **—**
Land held for development								
Outpatient Medical	—	—	—	$ 5,942	$ —	$ —	$ —	$ —
Lab	—	—	—	790,580	—	—	—	—
	—			$ **796,522**	$ **—**	$ **—**	$ **—**	$ **—**
Debt and Other Investments								
Seller financing	—	—	—	$ 476,479			$ 9,303	$ 9,303
Development and other loans	—	—	—	239,074			5,748	5,748
	—			$ **715,553**	$ **—**	$ **—**	$ **15,051**	$ **15,051**
Total								
Outpatient Medical	529	37,791 Sq. Ft.	90.5	$ 10,795,043	$ 305,174	$ (103,567)	$ —	$ 201,606
Lab	139	11,462 Sq. Ft.	82.2	10,218,676	204,361	(61,585)	—	142,776
CCRC[4]	15	7,065 Units	86.0	2,452,436	148,855	(112,292)	—	36,563
Other	19	3,354 Units	81.3	1,200,357	22,527	(16,544)	15,051	21,034
	702			$ **24,666,512**	$ **680,917**	$ **(293,989)**	$ **15,051**	$ **401,980**

(1) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(2) Operating Occupancy for Outpatient Medical and Lab is calculated as of the end of the period presented and is based on square feet. Operating Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Total Occupancy includes facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities. All Occupancy excludes assets held for sale and is weighted to reflect our ownership share.

(3) Including the leased but not yet occupied square feet for Developments and Redevelopments (refer to page 18 for Development and Redevelopment pre-leasing detail), total Occupancy for Outpatient Medical and Lab would be 91.7% and 86.4%, respectively. Also refer to page 23 for Outpatient and Lab lease expirations, as any non-renewals will negatively impact total Occupancy.

(4) Portfolio Investment in the table represents Gross Portfolio Investment. Net of the related liabilities of $639.5 million for Non-Refundable Entrance Fees ("NREFs") and $231 million refundable Entrance Fees, Net Portfolio Investment would be $1.6 billion.

(5) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Operating Portfolio section above.

Merger-Combined Same-Store

As of and for the quarter ended June 30, 2025, dollars and square feet in thousands

MERGER-COMBINED SAME-STORE

			Three-Month Same-Store			Year-Over-Year Growth	Sequential Growth
	2Q24	3Q24	4Q24	1Q25	2Q25		
Total Merger-Combined Same-Store							
Same-Store Cash Real Estate Revenues	$ 593,079	$ 604,945	$ 609,036	$ 615,437	$ 612,666	3.3%	(0.5%)
Same-Store Cash Operating Expenses	(250,067)	(258,767)	(258,459)	(255,443)	(257,518)	3.0%	0.8%
Same-Store Cash (Adjusted) NOI	**$ 343,011**	**$ 346,177**	**$ 350,578**	**$ 359,994**	**$ 355,147**	**3.5%**	**(1.3%)**
Outpatient Medical							
Property Count	513	513	513	513	513		
Square Feet	36,265	36,270	36,269	36,270	36,273		
Occupancy %	92.7	92.5	92.5	92.3	91.9	-80 bps	-40 bps
Same-Store Cash Real Estate Revenues	$ 285,738	$ 288,864	$ 291,374	$ 294,675	$ 293,990	2.9%	(0.2%)
Same-Store Cash Operating Expenses	(96,955)	(97,428)	(99,794)	(98,552)	(97,791)	0.9%	(0.8%)
Same-Store Cash (Adjusted) NOI	**$ 188,783**	**$ 191,436**	**$ 191,580**	**$ 196,123**	**$ 196,199**	**3.9%**	**—%**
Lab							
Property Count	104	104	104	104	104		
Square Feet	8,187	8,187	8,187	8,187	8,194		
Occupancy %	97.8	97.8	97.9	97.9	95.0	-280 bps	-290 bps
Same-Store Cash Real Estate Revenues	$ 166,451	$ 173,235	$ 171,699	$ 171,836	$ 169,820	2.0%	(1.2%)
Same-Store Cash Operating Expenses	(46,262)	(52,270)	(49,294)	(47,028)	(47,830)	3.4%	1.7%
Same-Store Cash (Adjusted) NOI	**$ 120,189**	**$ 120,965**	**$ 122,406**	**$ 124,808**	**$ 121,990**	**1.5%**	**(2.3%)**
CCRC							
Property Count	15	15	15	15	15		
Units	7,061	7,060	7,060	7,064	7,065		
Occupancy %	85.4	85.2	85.8	86.2	86.0	60 bps	-20 bps
Same-Store Cash Real Estate Revenues	$ 140,890	$ 142,846	$ 145,963	$ 148,927	$ 148,855	5.7%	—%
Same-Store Cash Operating Expenses	(106,851)	(109,069)	(109,371)	(109,864)	(111,898)	4.7%	1.9%
Same-Store Cash (Adjusted) NOI	**$ 34,039**	**$ 33,777**	**$ 36,593**	**$ 39,063**	**$ 36,958**	**8.6%**	**(5.4%)**

Capitalization and Debt Ratios

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	June 30, 2025		
	Shares	Price	Total Value
Common stock (NYSE: DOC)	694,916	$ 17.51	$ 12,167,979
Convertible partnership and OP units	13,657	17.51	239,134
Total Market Equity	**708,573**		**$ 12,407,113**
Consolidated Debt			9,041,253
Total Market Equity and Consolidated Debt	**708,573**		**$ 21,448,366**
Share of unconsolidated JV debt			199,851
Total Market Equity and Enterprise Debt	**708,573**		**$ 21,648,217**

DEBT RATIOS

	Three Months Ended June 30, 2025
Net Debt to Adjusted EBITDAre	5.2x
Floating Rate Debt %	9.5%
Net Floating Rate Debt %[1]	7.6%
Adjusted Fixed Charge Coverage	4.4x
Financial Leverage	36.4%
Secured Debt Ratio	2.2%

FINANCIAL COVENANTS[2]

	Bank Line of Credit	
	Requirement	Actual Compliance
Leverage Ratio	No greater than 60%	37%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	40%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	4.4x
Tangible Net Worth ($ billions)	No less than $7.7B	$13.6B

LIQUIDITY

	June 30, 2025
Cash and Cash Equivalents	$ 89,436
Availability under Credit Facility	3,000,000
Less: Commercial Paper Borrowings	(775,000)
Total Liquidity as of June 30, 2025	**$ 2,314,436**

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) Net floating rate debt is also net of variable rate loans receivable.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in the Company's consolidated financial statements as provided in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Indebtedness

As of June 30, 2025, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC, Commercial Paper[1]	Term Loans		Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt[3]	Enterprise Debt	
		Amounts	Rate %[2]	Amounts	Rate %[2]	Amounts	Rate %[2]			Amounts	Rate %[2]
2025	$ —	$ —	—	$ —	—	$ 1,855	3.91	$ 1,855	$ 62,405	$ 64,260	8.54
2026	—	—	—	650,000	3.40	344,999	5.01	994,999	127,080	1,122,079	4.09
2027	—	500,000	3.76	850,000	3.23	842	5.14	1,350,842	12,861	1,363,703	3.45
2028	—	400,000	4.44	850,000	3.53	2,775	4.56	1,252,775	—	1,252,775	3.82
2029	775,000	750,000	4.66	650,000	3.65	—	—	2,175,000	—	2,175,000	4.38
2030	—	—	—	750,000	3.14	—	—	750,000	—	750,000	3.14
2031	—	—	—	1,100,000	4.12	—	—	1,100,000	—	1,100,000	4.12
2032	—	—	—	750,000	5.49	—	—	750,000	—	750,000	5.49
2033	—	—	—	—	—	—	—	—	—	—	—
2034	—	—	—	—	—	—	—	—	—	—	—
Thereafter	—	—	—	800,000	6.05	—	—	800,000	—	800,000	6.05
	$ 775,000	$1,650,000		$ 6,400,000		$ 350,471		$ 9,175,471	$ 202,346	$ 9,377,817	
Premium, (discounts), and debt Issuance costs, net	—	(3,395)		(131,468)		645		(134,218)	(2,495)	(136,713)	
	$ 775,000	$1,646,605		$ 6,268,532		$ 351,116		$ 9,041,253	$ 199,851	$ 9,241,104	
Weighted average interest rate %	4.71	4.33		4.09		5.00		4.22	5.72	4.27	
Weighted average maturity in years	3.6	3.0		5.0		1.2		4.4	1.2	4.3	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.
(2) Represents the weighted-average interest rate as of the end of the applicable period, including amortization of debt premiums (discounts) and debt issuance costs.
(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Investment Summary

As of and for the six months ended June 30, 2025, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity (Sq. Ft.)	Property Count	Property Type	Three Months Ended June 30, 2025		Six Months Ended June 30, 2025
ACQUISITIONS								
Middletown Medical[1]	New York, NY	February	68	3	Outpatient Medical	$	—	$ 17,005
100 Smith land parcel[2]	Boston, MA	February	—	—	Lab		—	20,000
Total						**$**	**—**	**$ 37,005**

DISPOSITIONS[3]

	Quarter	Capacity (Sq. Ft.)	Property Count	Property Type	Sales Price
Sunrise Medical Tower land parcel	2Q25	—	—	Outpatient Medical	$ 4,200
Total					**$ 4,200**

(1) In February 2025, the Company acquired a portfolio of three outpatient medical buildings in New York at an 8.7% cash cap rate. Each building has a long-term lease in place expiring in 2038.
(2) This acquisition was negotiated and agreed to in 2022 and is intended for future development.
(3) Subsequent to June 30, 2025, Healthpeak sold two outpatient medical buildings totaling $31 million.



Medical City Hospital
Dallas, TX

Developments and Redevelopments

As of June 30, 2025, dollars and square feet in thousands; includes JV project dollars at share

DEVELOPMENT PROJECTS IN PROCESS

Project[1][2]	MSA	Property Type	Property Count	CIP	Cost to Complete	Estimated Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Initial Occupancy
Gateway at Directors Science Park	San Diego, CA	Lab	1	$ 139,792	$ 11,208	$ 151,000	166	44	3Q25
Callan Ridge	San Diego, CA	Lab	2	40,238	10,762	51,000	185	100	3Q25
Vantage - Phase I	San Francisco, CA	Lab	1	175,887	24,113	200,000	169	37	4Q25
McKinney	Dallas, TX	Outpatient Medical	1	39,414	10,585	50,000	120	62	3Q25
Pooler	Savannah, GA	Outpatient Medical	1	19,940	6,060	26,000	63	100	3Q25
KC Research School of Nursing	Kansas City, MO	Outpatient Medical	1	27,175	9,826	37,000	79	100	4Q25
Brandon	Tampa, FL	Outpatient Medical	1	19,737	7,263	27,000	72	70	2Q26
Forsyth[3]	Atlanta, GA	Outpatient Medical	1	1,858	78,142	80,000	118	78	3Q26
Cherokee[3]	Atlanta, GA	Outpatient Medical	1	478	61,522	62,000	148	78	1Q27
Total			**10**	**$ 464,518**	**$ 219,482**	**$ 684,000**	**1,119**	**71**	

REDEVELOPMENT PROJECTS IN PROCESS

Project[1][2]	MSA	Property Type	Property Count	CIP	Cost to Complete	Estimated Total at Completion[4]	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Estimated Completion Date
Portside at Oyster Point	San Francisco, CA	Lab	3	$ 71,318	$ 92,682	$ 164,000	310	66	1Q26 - 2Q28
Directors Science Park	San Diego, CA	Lab	3	12,690	13,310	26,000	162	—	2Q26 - 1Q27
Point Grand[5]	San Francisco, CA	Lab	4	15,460	59,540	75,000	181	—	3Q26 - 2Q27
Other Redevelopments	Various	Various	13	59,788	102,212	162,000	625	24	4Q25 - 1Q27
Total			**23**	**$ 159,256**	**$ 267,744**	**$ 427,000**	**1,278**	**28**	

(1) The blended Projected Stabilized Cash Yield is approximately 7% for Developments. Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9% to 12% for Redevelopments.
(2) During the quarter, one Outpatient Medical Development building, two Point Grand Redevelopment buildings and two Other Redevelopment buildings were placed in service.
(3) Total project costs exclude physician tenant investments through June 30, 2025 of $2 million for Forsyth and $4 million for Cherokee.
(4) Tenant improvement costs are excluded for unleased portions of the redevelopment. These costs will be added to the estimated total at completion upon lease execution.
(5) Includes one wholly owned property and three properties that are part of our seven property 70% Healthpeak / 30% partner joint venture in our Point Grand campus. On the joint venture, Healthpeak will earn customary asset management and development fees, a preferred return during the redevelopment period, and its 70% share of property NOI following completion of the project.

Capital Expenditures[1]

For the three and six months ended June 30, 2025, dollars in thousands

SECOND QUARTER	Outpatient Medical		Lab		CCRC		Other		Total	
Portfolio at share										
Recurring Capital Expenditures	$	4,206	$	1,101	$	3,280	$	863	$	9,450
Tenant improvements		5,257		3,429		—		—		8,686
Lease commissions		4,528		2,126		—		—		6,653
AFFO capital expenditures[2]	$	**13,991**	$	**6,656**	$	**3,280**	$	**863**	$	**24,790**
Revenue Enhancing Capital Expenditures		16,416		12,644		12,639		1,060		42,759
Casualty related capital expenditures		658		—		13,073		14		13,744
Initial Capital Expenditures ("ICE")		11,543		—		—		—		11,543
Development[3]		21,143		21,773		—		—		42,915
Redevelopment[3]		5,978		36,087		—		—		42,065
Capitalized interest		1,770		19,897		—		—		21,667
Total capital expenditures	$	**71,498**	$	**97,057**	$	**28,992**	$	**1,937**	$	**199,483**

YEAR-TO-DATE	Outpatient Medical		Lab		CCRC		Other		Total	
Portfolio at share										
Recurring Capital Expenditures	$	6,081	$	1,705	$	3,566	$	1,838	$	13,190
Tenant improvements		12,480		9,320		—		—		21,800
Lease commissions		9,868		3,174		—		—		13,042
AFFO capital expenditures[2]	$	**28,429**	$	**14,199**	$	**3,566**	$	**1,838**	$	**48,032**
Revenue Enhancing Capital Expenditures		30,575		26,291		18,518		1,922		77,306
Casualty related capital expenditures		658		—		16,938		739		18,334
Initial Capital Expenditures ("ICE")		22,257		—		—		—		22,257
Development[3]		53,702		34,949		—		—		88,651
Redevelopment[3]		6,973		60,367		—		—		67,341
Capitalized interest		3,130		38,571		—		—		41,702
Total capital expenditures	$	**145,723**	$	**174,379**	$	**39,022**	$	**4,498**	$	**363,622**

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Includes AFFO capital expenditures on unconsolidated JVs of $1.6 million for the quarter and $3.5 million year-to-date. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures of $0.9 million for the quarter and $1.3 million year-to-date, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended June 30, 2025, dollars in thousands

TOP 20 MARKETS

Market	Portfolio Cash (Adjusted) NOI	% of Total Portfolio Cash (Adjusted) NOI
San Francisco, CA[1]	87,126	23%
Boston, MA	37,039	10%
Dallas, TX	28,028	7%
San Diego, CA	20,337	5%
Houston, TX	17,313	4%
Tampa, FL	13,892	4%
Louisville, KY	10,036	3%
Philadelphia, PA	9,871	3%
Nashville, TN	9,836	3%
Seattle, WA	9,725	3%
Denver, CO	9,095	2%
Phoenix, AZ	8,533	2%
Atlanta, GA	8,319	2%
Washington, DC	7,859	2%
Minneapolis, MN	7,178	2%
Jacksonville, FL	6,571	2%
New York, NY	5,178	1%
Salt Lake City, UT	4,896	1%
Indianapolis, IN	4,789	1%
Orlando, FL	4,432	1%
Remaining	76,876	20%



Seattle 3%
Minneapolis 2%
Boston 10%
San Francisco 23%
Salt Lake City 1%
Denver 2%
New York 1%
Philadelphia 3%
Washington 2%
Indianapolis 1%
Louisville 3%
Nashville 3%
San Diego 5%
Phoenix 2%
Dallas 7%
Atlanta 2%
Jacksonville 2%
Houston 4%
Orlando 1%
Tampa 4%

Sized in proportion to % of Portfolio Cash (Adjusted) NOI

(1) Primarily consists of the city of South San Francisco, located 10+ miles south of the central business district of San Francisco, in San Mateo County. Healthpeak does not own any assets in the city or county of San Francisco.

Tenant Diversification(1)

As of and for the quarter ended June 30, 2025 square feet in thousands

Tenant Diversification(2)



- Physician Group Practices 14.7%
- Large Cap Biopharma 10.9%
- Small Cap Biopharma 8.6%
- Private Biopharma 7.3%
- Med Device / R&D / University & Specialty Outpatient Services 6.5%
- Mid Cap Biopharma 6.5%
- Other 4.4%
- Health System 41.1%

$1.5B Annualized Base Rent

TOP 20 TENANTS

Tenant / Parent	Classification(2)	Leased Square Feet	Weighted Average Remaining Lease Term in Years	% of ABR
HCA Healthcare(3)	Health System	5,037	6.7	10.2
CommonSpirit Health(4)	Health System	1,976	9.6	2.8
McKesson Corporation	Health System	648	3.3	1.5
Ascension Health	Health System	760	3.7	1.4
University of Louisville	Health System	832	4.9	1.4
Northside Hospital	Health System	821	6.5	1.4
Alphabet(5)	Large Cap Biopharma	242	7.2	1.3
Novo Nordisk	Large Cap Biopharma	225	8.6	1.2
Arcus Biosciences	Mid Cap Biopharma	260	6.5	1.2
Bristol-Myers Squibb	Large Cap Biopharma	222	4.6	1.1
Revolution Medicines	Mid Cap Biopharma	233	10.5	1.1
Johnson & Johnson	Large Cap Biopharma	246	5.9	1.1
HonorHealth	Health System	549	5.8	1.1
Astellas Pharma	Large Cap Biopharma	178	8.8	1.1
Community Health Systems	Health System	907	5.3	1.1
Norton Healthcare	Health System	654	3.7	1.1
Memorial Hermann	Health System	1,672	5.3	1.1
Pfizer	Large Cap Biopharma	180	4.4	1.0
Nkarta	Small Cap Biopharma	127	8.2	0.9
Myriad Genetics	Medical Device	267	4.0	0.9
Total Top 20		**16,036**	**6.5**	**34.0**

(1) Excludes Healthpeak's CCRC, Senior Housing JV, and loans receivable since there is no tenant, and excludes tenants in buildings that are held for sale.
(2) Specialty outpatient services includes tenant types such as ambulatory surgical centers, cancer treatment centers, imaging and radiology that are not leased to health systems. Biopharma companies are classified by market cap at quarter-end as follows: Large Cap greater than $10 billion; Mid Cap between $10 billion and $500 million; and Small Cap less than $500 million.
(3) HCA Healthcare's Annualized Base Rent is spread across 52 different cities.
(4) CommonSpirit Health's Annualized Base Rent is spread across 23 different cities.
(5) Represents lab space leased by Calico, a life science subsidiary of Alphabet.

Leasing Metrics

As of June 30, 2025, square feet in thousands, presented at 100%

2Q25 LEASING ACTIVITY

	Outpatient Medical	Lab	Total
Renewals, amendments and extensions			
Leased Square Feet	1,074	422	1,496
Annualized Base Rent Per Sq. Ft	$ 31.82	$ 52.97	
% Change in Cash Rents	5.9%	6.1%	6.0%
Average Tenant Improvements per Sq. Ft. per year	$ 2.15	$ 3.42	$ 2.51
Average Leasing Costs per Sq. Ft. per year	$ 1.10	$ 2.02	$ 1.36
Average Lease Term (Months)	71	62	68
New lease commencements			
Leased Square Feet	308	230	538
Annualized Base Rent Per Sq. Ft	$ 28.94	$ 51.53	
Average Tenant Improvements per Sq. Ft. per year	$ 3.34	$ 13.34	$ 7.49
Average Leasing Costs per Sq. Ft. per year	$ 1.25	$ 2.69	$ 1.85
Average Lease Term (Months)	116	94	107

YEAR-TO-DATE LEASING ACTIVITY

	Outpatient Medical	Lab	Total
Renewals, amendments and extensions			
Leased Square Feet	1,760	568	2,327
Annualized Base Rent Per Sq. Ft	$ 31.28	$ 49.98	
% Change in Cash Rents	5.2%	5.8%	5.4%
Average Tenant Improvements per Sq. Ft. per year	$ 2.03	$ 2.54	$ 2.15
Average Leasing Costs per Sq. Ft. per year	$ 1.05	$ 1.95	$ 1.27
Average Lease Term (Months)	70	53	66
Trailing Twelve Month Retention Rate[1]	84.8%	86.5%	85.0%
New lease commencements			
Leased Square Feet	540	379	919
Annualized Base Rent Per Sq. Ft	$ 28.05	$ 54.81	
Average Tenant Improvements per Sq. Ft. per year	$ 3.55	$ 12.92	$ 7.35
Average Leasing Costs per Sq. Ft. per year	$ 1.31	$ 2.24	$ 1.69
Average Lease Term (Months)	103	80	94

CONTRACTUAL LEASE ESCALATORS[1]

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fixed	31,729	9,007	40,736	95.9
Fixed Escalator	2.7%	3.2%	2.9%	
CPI	1,583	154	1,737	4.1
CPI Escalator[2]	2.7%	2.6%	2.6%	
Total	**33,312**	**9,162**	**42,473**	**100.0**
Total Escalator	**2.7%**	**3.2%**	**2.9%**	

LEASE TYPE[1]

	Leased Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Triple-Net[3]	25,703	8,362	34,066	80.2
Base Year[4]	5,975	695	6,670	15.7
Gross[5]	1,633	104	1,738	4.1
Total	**33,312**	**9,162**	**42,473**	**100.0**

OWNERSHIP TYPE

	Total Square Feet			
	Outpatient Medical	Lab	Total	% of Total
Fee Simple	20,517	9,488	30,005	64.0
Ground Lease	16,588	260	16,848	36.0
Total	**37,105**	**9,747**	**46,852**	**100.0**
WALT[6]	74	37	73	

(1) Assets that are held for sale are excluded from Leased Square Feet. Four assets are held for sale as of June 30, 2025.
(2) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average full year year-over-year change in CPI, which will vary over time and is based on specific lease terms.
(3) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(4) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable by Healthpeak from the tenant.
(5) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(6) Weighted Average remaining Lease Term ("WALT") in years for ground leases includes renewal options.

Lease Expirations

As of June 30, 2025, dollars and square feet in thousands

LEASE EXPIRATION DATA[1]

Year	Outpatient Medical Leased Square Feet	Outpatient Medical Annualized Base Rent[2]	Lab Leased Square Feet	Lab Annualized Base Rent[2]	Total Leased Square Feet	Total %	Total Annualized Base Rent[2]	Total %
2025[2][3]	2,353	$ 57,642	489	$ 28,417	2,842	6.7	$ 86,059	5.9
2026	3,949	115,784	413	25,867	4,362	10.3	141,651	9.7
2027	3,089	87,673	897	50,096	3,985	9.4	137,769	9.5
2028	4,049	100,536	493	29,692	4,542	10.7	130,228	8.9
2029	3,245	96,408	792	52,020	4,037	9.5	148,429	10.2
2030	2,562	71,943	1,167	81,546	3,729	8.8	153,489	10.5
2031	2,649	67,568	1,186	79,583	3,835	9.0	147,151	10.1
2032	2,918	71,047	872	62,558	3,790	8.9	133,605	9.2
2033	1,679	49,271	710	54,227	2,388	5.6	103,498	7.1
2034	1,558	40,281	922	61,963	2,480	5.8	102,244	7.0
Thereafter	5,262	119,874	1,222	51,722	6,484	15.3	171,596	11.8
	33,312	$ 878,028	9,162	$ 577,691	42,473	100.0	$ 1,455,719	100.0

MATERIAL NEAR-TERM PURCHASE OPTIONS

Lease Maturity Year	Option Date[4]	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI Annualized	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Outpatient medical	$ 1,835	$ 31,700
2027, 2034	01/2026	Myriad Campus	4	Salt Lake City, UT	Lab	7,617	68,484

(1) Includes unconsolidated joint ventures and excludes four assets held for sale at June 30, 2025.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2025 expirations.
(3) Lab leased square feet expiring in 2025 includes 217,000 that is planned to undergo Redevelopment, 62,000 under LOI, and 28,000 under negotiation.
(4) Reflects the earliest point at which the purchase option can be exercised.

CCRC

As of and for the quarter ended June 30, 2025, dollars in thousands, except REVPOR CCRC

TOTAL CCRC PORTFOLIO

	Property Count	Net Portfolio Investment[1]	Resident Fees and Services, excluding NREFs[2]	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,308,139	$ 104,758	$ 20,275	$ (93,360)	$ 31,673	6,041	86.6	$ 7,964	$ 33,164
Sunrise Senior Living	2	273,777	20,445	3,377	(18,538)	5,284	1,024	82.1	9,446	9,531
Remaining	—	—	—	—	(394)	(394)	N/A	N/A	N/A	—
Total	**15**	**$ 1,581,916**	**$ 125,203**	**$ 23,652**	**$ (112,292)**	**$ 36,563**	**7,065**	**86.0**	**$ 8,169**	**$ 42,695**

TOTAL CCRC PORTFOLIO

	2Q24	3Q24	4Q24	1Q25	2Q25
IL Units	4,820	4,819	4,819	4,823	4,824
AL Units	921	921	921	921	921
Memory Care Units	304	304	304	304	304
Skilled Nursing Units	1,016	1,016	1,016	1,016	1,016
Total Units	7,061	7,060	7,060	7,064	7,065
IL, AL, and Memory Care Occupancy %	85.0	84.8	85.6	85.7	85.9
Skilled Nursing Occupancy %	88.3	87.2	87.3	89.1	86.4
Total Occupancy %	85.4	85.2	85.8	86.2	86.0
REVPOR CCRC	$ 7,764	$ 7,919	$ 8,028	$ 8,158	$ 8,169
REVPOR CCRC excluding NREF Amortization	6,585	6,665	6,742	6,843	6,871
NREF Cash Collections	$ 33,518	$ 33,668	$ 46,542	$ 28,702	$ 42,695
NREF Amortization	21,401	22,622	23,394	24,006	23,652
Portfolio Cash Real Estate Revenues	$ 140,890	$ 142,846	$ 145,963	$ 148,927	$ 148,855
Portfolio Cash Operating Expenses	(107,207)	(109,625)	(109,917)	(110,259)	(112,292)
Portfolio Adjusted NOI[2]	**$ 33,683**	**$ 33,220**	**$ 36,046**	**$ 38,667**	**$ 36,563**

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of June 30, 2025, the balances of NREFs and refundable Entrance Fees were $639.5 million and $231 million, respectively.
(2) Represents Resident Fees and Services from our Consolidated Statement of Operations, excluding NREF amortization.

Other

As of and for the quarter ended June 30, 2025, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		2Q24	3Q24	4Q24	1Q25	2Q25	Year-Over-Year Growth
Property count		19	19	19	19	19	—
IL Units		2,442	2,442	2,442	2,442	2,441	
AL Units		645	645	646	645	646	
Memory Care Units		166	166	165	166	166	
Skilled Nursing Units		101	101	101	101	101	
Total Units		3,354	3,354	3,354	3,354	3,354	
Occupancy %		78.9	80.8	81.4	80.8	81.3	240 bps
REVPOR	$	5,032 $	5,016 $	4,963 $	5,162 $	5,145	2.3%
Portfolio Cash Real Estate Revenues	$	21,360 $	21,816 $	21,750 $	22,452 $	22,527	5.5%
Portfolio Cash Operating Expenses		(15,546)	(16,229)	(16,136)	(16,313)	(16,544)	6.4%
Portfolio Cash (Adjusted) NOI	**$**	**5,814 $**	**5,586 $**	**5,614 $**	**6,139 $**	**5,983**	**2.9%**

DEBT AND OTHER INVESTMENTS

		Investment as of March 31, 2025	Additional Investments[1]	Paydowns	Investment as of June 30, 2025[2]	Interest Income	Weighted Average as of June 30, 2025	
							Yield	Maturity in Years[3]
Seller financing	$	476,479 $	— $	— $	476,479 $	9,303	7.7%	1.1
Development and other		210,550	31,026	(2,502)	239,074	5,748	10.3%	1.9
Total Debt and Other Investments	**$**	**687,028 $**	**31,026 $**	**(2,502) $**	**715,553 $**	**15,051**	**8.6%**	**1.4**

(1) Additional investments during the quarter included $12.5 million of funding related to preferred equity investment plus various fundings on existing development and other loans.
(2) Excludes $11.3 million of estimated reserves for loan losses in accordance with ASC 326, resident loans on CCRC entrance fee contracts of $65 million, and discounts/premiums on notes of $17.7 million.
(3) Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 2.6 years.

Components of Net Asset Value

As of and for the quarter ended June 30, 2025, dollars and shares in millions

PORTFOLIO CASH (ADJUSTED) NOI AT SHARE

	Quarter Ended June 30, 2025	Significant Adjustments[1]	Annualized
Outpatient Medical	$ 202	$ —	$ 806
Lab	143	—	571
CCRC	37	—	146
SWF SH JV	6	—	24
Total Portfolio Cash (Adjusted) NOI	**387**	**$ —**	**$ 1,548**
CCRC NREF cash collections in excess of NREF amortization	—	14	56
Total	**$ 387**	**$ 14**	**$ 1,604**

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[2]

	Estimated Cost to Complete	Estimated Total Cost	Projected Stabilized Portfolio Cash (Adjusted) NOI
Development	$ 219	$ 684	$ 44
Redevelopment	268	427	54
Total	**$ 487**	**$ 1,111**	**$ 98**

LAND HELD FOR DEVELOPMENT / CASH / LOANS RECEIVABLE

Book value of land held for development	$ 797
Cash, cash equivalents, and restricted cash	163
Loans receivable, net of reserves	717
Total	**$ 1,677**

DEBT AND OTHER LIABILITIES[3]

Bank line of credit and commercial paper	$ 775
Term loans	1,650
Senior unsecured notes	6,400
Mortgage debt	350
Share of unconsolidated JV debt	202
Other liabilities (assets), net[4]	619
Total	**$ 9,996**

Fully-diluted shares and units	**713**

(1) Significant adjustments for mid-quarter acquisitions, dispositions, and development/redevelopment activity. Also includes an adjustment for the difference between the average trailing-twelve month CCRC NREF amortization and NREF cash collections.

(2) See Development and Redevelopment detail on page 18. Projected Stabilized Portfolio Cash (Adjusted) NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.

(3) Represents principal amounts due and excludes unamortized premiums/ discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet.

(4) Includes accounts payable, accrued liabilities, and other liabilities net of other assets. Excludes certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Glossary

Adjusted Fixed Charge Coverage*

Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent ("ABR")

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash (Adjusted) Net Operating Income ("NOI")*

Cash (Adjusted) NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and government grant income and exclusive of interest income), less property level operating expenses; and excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. Cash (Adjusted) NOI include the Company's pro rata share of Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Cost to Complete

Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction and merger-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Initial Occupancy
Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy. For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment include land held for development.

Merger-Combined Same-Store ("SS")*
Merger-Combined Same-Store Cash (Adjusted) NOI includes legacy Physicians Realty Trust properties that met the same-store criteria as if they were owned by the Company for the full analysis period. This information allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Merger-Combined Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Merger-Combined Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Merger-Combined Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, or a significant tenant relocates from a Merger-Combined Same-Store property to a Merger-Combined non Same-Store property and that change results in a corresponding increase in revenue. We do not report Merger-Combined Same-Store metrics for our other non-reportable segments.

Management believes that continued reporting of the same-store portfolio for only pre-merger Healthpeak Properties, Inc. offers minimal value to investors who are seeking to understand the operating performance and growth potential of the combined company. The Company was provided access to the underlying financial statements of legacy Physicians Realty Trust and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same-store definition across the combined portfolio. As a result of the merger, approximately 97% of the combined portfolio is represented in the Merger-Combined Same-Store presentation for the outpatient medical segment.

Merger-Combined Same-Store Cash (Adjusted) NOI*
Merger-Combined Same-Store Cash (Adjusted) NOI is Merger-Combined Same-Store Cash Real Estate Revenues less Merger-Combined Same-Store Cash Operating Expenses.

Merger-Combined Same-Store Cash Operating Expenses*
Merger-Combined Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Operating Expenses represent property level operating expenses (which exclude transition costs) and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Merger-Combined Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Merger-Combined Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Merger-Combined Same-Store Cash Real Estate Revenues*
Merger-Combined Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Merger-Combined Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Merger-Combined Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Merger-Combined Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Occupancy
Occupancy in our Operating Portfolio for lab buildings and outpatient medical buildings represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy excludes facilities that are currently in Development, vacant square feet under lease-up in newly completed or recently redeveloped facilities, and facilities held for sale. Occupancy in our Total Portfolio also includes facilities that are currently in development and redevelopment based on their Total Project Leased. Senior housing occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our ownership share.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Glossary

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Portfolio Income*

Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Projected Stabilized Cash Yield

Projected Cash (Adjusted) NOI at stabilization divided by the expected total development costs.

Recurring Capital Expenditures

Recurring Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

Revenue Enhancing Capital Expenditures

Revenue Enhancing Capital Expenditures include costs incurred to build out suites in shell condition or to reposition space that is expected to result in additional revenue upon the space being re-leased.

REVPOR*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us. REVPOR relates to our Other non-reportable segment.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, or acquired during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

* Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at https://ir.healthpeak.com/quarterly-results.

Additional Information

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



35 CambridgePark Drive
Cambridge, MA

Healthpeak® | DOC LISTED NYSE

healthpeak.com